NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS:   RUS, RUS.PR.C

RUSSEL METALS REPORTS Q2 RESULTS OF CDN $0.08 PER SHARE

TORONTO, CANADA -- July 24, 2003 -- Russel Metals Inc. today announced unaudited net earnings of $3.6 million or $0.08 basic earnings per share for the second quarter ended June 30, 2003, a decrease of 64% compared to last year's second quarter earnings of $0.22 per share.  The Company experienced a decline in segment operating profits in all three areas due to lower margins and weaker demand.

The net earnings for the six months ended June 30, 2003 were $7.2 million compared to $12.6 million for the six months ended June 30, 2002.  The earnings per share for the six months ended June 30, 2003 were $0.16 versus $0.30 in the same period for 2002.

Total revenues were $706.7 million for the six months ended June 30, 2003, a 4% increase compared to $677.4 million for the same period in 2002.  The increase in the six month consolidated revenues is attributable to higher selling prices in service centers and increased volume in the energy sector.

Total revenues of $339.8 million for the three months ended June 30, 2003 were slightly down compared to the second quarter of 2002 revenue of $351.5 million.  The revenue decline is mainly related to weak demand and an over supply of product in North America.

Bud Siegel, President and CEO commented, "Subsequent to March 2002, market prices quickly escalated because of the U.S. Section 201 steel import tariffs and safeguard measures, albeit without a corresponding increase in demand.  In the first half of 2003, demand has remained uneven, both new and previously idled tonnage have come on-stream and prices have dropped dramatically from last year's highs.  Russel Metals has responded by reducing operating costs and rationalizing its balance sheet, generating almost $27 million in cash from operations.  I believe the balance of 2003 will be very difficult for the industry unless there is a rationalization of capacity and an increase in demand."

Subsequent to the quarter end, Russel Metals successfully completed the acquisition of Acier Leroux inc.  Mr. Siegel went on to state, "The management of Russel Metals and Acier Leroux are actively evaluating the opportunities presented by the acquisition and I am extremely pleased with the strengths we have identified in our combined operations.  We anticipate the integration of the two companies to be completed by early 2004."

The Company will be holding an Investor Conference Call on Friday, July 25, 2003 at 9:00 a.m. EST to review its second quarter results for 2003.  The dial-in-telephone number for the call is 1-888-433-1657.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, August 1.  You will be required to enter reservation number 21014581 in order to access the call.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Transfo-Métal, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site : www.russelmetals.com
e-mail: info@russelmetals.com

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30,	Dec. 31,
($000)	2003	2002

ASSETS
Current
Cash	$ 17,872	$ 25,068
Accounts receivable	218,246	201,675
Inventories	265,949	329,415
Prepaid expenses and other assets	5,180	6,077
Income taxes recoverable	1,913	1,306

	509,160	563,541

Property, Plant and Equipment	111,194	110,512
Deferred Financing Charges	4,169	4,962
Goodwill	2,295	2,709
Future Income Tax Assets	9,679	10,698
Other Assets	2,234	3,172

	$ 638,731	$ 695,594

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ -	$ 21,141
Accounts payable and accrued liabilities	171,532	188,585
Current income taxes payable	1,942	2,487

	173,474	212,213
Long-Term Debt	186,673	212,602
Pensions and Benefits	9,902	9,590
Future Income Tax Liabilities	15,171	8,749

	385,220	443,154

Shareholders' Equity
Preferred shares	30,000	30,000
Shareholders' equity	223,511	222,440

	253,511	252,440

	$ 638,731	$ 695,594

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended		Six months ended
	June 30,		June 30,
($000, except per share data and number of shares)	2003	2002	2003	2002

Segment Revenues
Service center distribution	$ 192,345	$ 194,098	$ 386,558	$ 372,610
Energy sector distribution	71,152	67,516	154,941	141,543
Steel import/export	72,598	85,046	160,267	157,122
Other	3,661	4,863	5,011	6,111

	$ 339,756	$ 351,523	$ 706,777	$ 677,386

Segment Operating Profits
Service center distribution	$ 7,448	$ 9,450	$ 13,520	$ 15,418
Energy sector distribution	1,486	2,836	5,653	6,814
Steel import/export	2,483	6,443	6,133	10,344
Other	1,360	2,490	390	1,720
Corporate expenses	(2,176)	(2,199)	(4,486)	(4,252)

Earnings before the following	10,601	19,020	21,210	30,044
Foreign exchange gain	-	748	348	739
Interest expense	(4,871)	(4,939)	(9,975)	(10,070)

Earnings before income taxes	5,730	14,829	11,583	20,713
Provision for income taxes	(2,155)	(5,727)	(4,421)	(8,097)

Net earnings for the period	3,575	9,102	7,162	12,616

Retained earnings --

Dividends on preferred shares	(562)	(562)	(1,125)	(1,125)

Earnings available to common
shareholders	3,013	8,540	6,037	11,491
Dividends on common shares	(2,670)	(1,900)	(5,337)	(1,900)
Retained earnings, beginning of the period	106,215	88,289	105,858	100,461
Adjustment for goodwill impairment	-	-	-	(15,123)

Retained earnings, end of the period	$ 106,558	$ 94,929	$ 106,558	$ 94,929

Basic earnings per common share	$ 0.08	$ 0.22	$ 0.16	$ 0.30
Diluted earnings per common share	$ 0.08	$ 0.21	$ 0.16	$ 0.29

Number of Shares
Common shares
Average for the period
Basic	38,150,722	38,009,506	38,115,382	37,995,581
Diluted	41,431,322	39,975,006	40,818,482	39,706,081
End of the period	38,175,601	38,045,501	38,175,601	38,045,501
Class II preferred shares, Series C	1,200,000	1,200,000	1,200,000	1,200,000

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended		Six months ended
	June 30,		June 30,
($000)	2003	2002	2003	2002

Operating activities
Net earnings for the period	$ 3,575	$ 9,102	$ 7,162	$ 12,616
Depreciation and amortization	3,585	3,799	7,201	7,664
Future income taxes	(618)	3,797	437	4,918
Loss (gain) on sale of fixed assets	(7)	(88)	8	34
Foreign exchange gain	-	(748)	-	(739)

Cash from operating activities before
working capital	$ 6,535	$ 15,862	$ 14,808	$ 24,493

Changes in non-cash working capital items
Accounts receivable	1,366	(7,677)	(24,447)	(19,339)
Inventories	9,579	(8,824)	48,835	15,946
Accounts payable and accrued liabilities	9,851	6,403	(11,828)	18,691
Current income taxes	(2,560)	3,098	(1,526)	3,102
Other	(220)	(677)	897	(235)

Change in non-cash working capital	18,016	(7,677)	11,931	18,165

Cash from operating activities	24,551	8,185	26,739	42,658

Financing activities
Decrease in bank borrowing	(12,259)	-	(21,141)	-
Issue of common shares	219	215	431	215
Dividends on common shares	(2,670)	(1,900)	(5,337)	(1,900)
Dividends on preferred shares	(562)	(562)	(1,125)	(1,125)

Cash used in financing activities	(15,272)	(2,247)	(27,172)	(2,810)

Investing activities
Purchase of business	-	-	-	(4,387)
Purchase of fixed assets	(6,219)	(4,099)	(10,452)	(5,399)
Proceeds on sale of fixed assets	124	1,397	145	2,233
Other	4,083	(2,582)	3,544	(2,330)

Cash used in investing activities	(2,012)	(5,284)	(6,763)	(9,883)

Increase (decrease) in cash	7,267	654	(7,196)	29,965
Cash position, beginning of the period	10,605	46,462	25,068	17,151

Cash position, end of the period	$ 17,872	$ 47,116	$ 17,872	$ 47,116

Supplemental information:

Interest Paid	$ 9,397	$ 10,197	$ 9,613	$ 10,122
Income Taxes Paid	$ 1,725	$ 1,255	$ 5,540	$ 2,462